MORGAN STANLEY EQUALLY-WEIGHTED S&P 500 FUND

522 Fifth Avenue

New York, NY 10036

March 27, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:	Morgan Stanley Equally-Weighted S&P 500 Fund
(File Nos. 33-14629 and 811-5181)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Equally-Weighted S&P 500 Fund (the “Fund”) filed with the Securities and Exchange Commission on January 25, 2008.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 26 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 27, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.

Please note that certain sidebars next to the Fees and Expenses tables in the prospectus appear misplaced in the EDGAR version filed with the Commission. Please confirm that they are appropriately placed in the printed prospectus.

Response 2.  We confirm that the sidebars are appropriately placed next to the Fees and Expenses tables in the Fund’s printed prospectus.

Comment 3.

According to the disclosure under the “Principal Investment Strategies” section of the prospectus, the Fund invests in each stock represented in the S&P 500 Composite Stock Price Index on an equally-weighted basis. Supplementally explain why the Fund’s investments in such stocks are not based on their market-capitalization within the Index. If appropriate, consider adding disclosure that this difference may lead to lack of correlation to the performance of the Index or to additional costs.

Response 3.    We respectfully acknowledge your comment; however, we believe that the current disclosure in the Prospectus clearly addresses this difference.  As indicated by its name, the Fund’s principal investment strategy is to invest on an equally-weighted basis, as opposed to a market-capitalization basis. We currently include disclosure under the “Principal Investment Strategy” section on page 1 explaining the difference between these two investment approaches.  In addition, we note under the “Principal Risks” section on page 2 that we do not expect the Fund’s performance to track the performance of the Index because the Fund uses an equally-weighted approach while the Index uses a market-capitalization approach.

Comment 4.	According to the disclosure under, the Fund may purchase and sell stock index futures. Does the Fund invest in these futures for speculative or hedging purposes?

Response 4.  As disclosed under the “Principal Investment Strategies” section, the Fund generally purchases stock index futures contracts generally in order to gain exposure to the stocks included in the S&P 500 Index.

Comment 5.	If appropriate, add disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 5.  The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

Comment 6.

The second paragraph under the “Fund Management” section states that Messrs. Yaghoobi and Abasov are the current members of the Systematic Strategies Team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. The fourth paragraph under this section also states that members of the team collaborate to manage the assets of the Fund. Please consider whether any other individuals who “collaborate” should be identified by name in the prospectus.

Response 6.  We respectfully acknowledge your comment; however, we believe that the current disclosure complies with the requirements of Form N-1A.  Pursuant to Item 5(a)(2) of Form N-1A, we list those individuals who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Comment 7.

In the fifth paragraph under the “Frequent Purchases and Redemptions of Fund Shares” section, the Fund discloses that it “relies on...financial intermediary[ies] to monitor frequent short-term trading within the Fund by the financial intermediary’s customers.” To the extent the Fund defers to the short-term trading policies of a financial intermediary, supplementally explain whether disclosure under this section is adequate in light of the prospectus disclosure requirements of Release No. IC-27504 (Mutual Fund Redemption Fees). Please add appropriate disclosure as necessary.

Response 7.  We believe that the current disclosure complies with requirements of Release No. IC-27504 and Item 6(e) of Form N-1A.  The Fund imposes its own short-term trading procedures, which are described in the prospectus under the “Redemption Fee” and “Frequent Purchases and Redemptions of Fund Shares” sections, as required by Item 6(e).  The disclosure you identified in the fifth paragraph relates only to trades that occur through omnibus accounts at financial intermediaries, and it accurately notes that “to some extent” the Fund relies on the financial intermediary to monitor such trades.  As required by Release No. IC-27504, we disclose that certain intermediaries that sell Fund shares, such as investment managers, broker-dealers, transfer agents and third party administrators, must have internal policies and procedures reasonably designed to address market timing concerns and that an investor investing in the Fund through an intermediary should read that intermediary’s materials carefully to determine what restrictions apply to the investor. We further disclose that the Fund or its distributor has entered into agreements (i.e., Rule 22c-2 Information Sharing Agreements) with such financial intermediaries that require them to provide certain customer and transactional information upon request from the Fund and that the Fund uses this information to help identify and prevent market-timing activity in the Fund.  As noted in footnote 45 to Release No. IC-27504, a fund is not required to describe the frequent trading policies of each financial intermediary to whose policies the fund may defer.

COMMENTS TO THE SAI

Comment 8.

Please revise non-fundamental policy number 4 relating to illiquids by adding the phrase “or policies” after the word “guidelines” so that the policy will state: “Invest more than 15% of its net assets or such other amounts as may be permitted by SEC guidelines or policies in illiquid securities, including restricted securities.”

Response 8.        We have made the requested change.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984.  Thank you.

Sincerely,

/s/ Eric C. Griffith

Eric C. Griffith